

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2022

Leon Benrimon
Manager
StartEngine Collectibles Fund I LLC
3900 W Alameda Ave., Suite 1200
Burbank, California 91505

> **Re: StartEngine Collectibles Fund I LLC**
> **Post-qualification Amendment No. 8 to**
> **Offering Statement on Form 1-A**
> **Filed March 7, 2022**
> **File No. 024-11416**

Dear Mr. Benrimon:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jamie Ostrow